FILED PURSUANT TO
RULE 424(B)(3)
REGISTRATION NO: 333-127129

PROSPECTUS

KNOLOGY, INC.

12,048,186 SHARES OF COMMON STOCK

The prospectus relates to the resale by the stockholders named in this prospectus of up to 12,048,186 shares of our common stock. 5,996,197 of the shares of common stock offered by this prospectus are issuable upon the conversion of our Series AA preferred stock. As of the date of this prospectus, there are 927,051 shares of our Series AA preferred stock outstanding, 920,000 of which were issued in a private sale to accredited investors on May 26, 2005, and 7,051 of which were issued as a dividend paid on June 30, 2005. We expect to issue additional shares of Series AA preferred stock as payment for the dividends declared with respect to the outstanding shares of Series AA preferred stock. We agreed to register the resale of the common stock issuable upon the conversion of our Series AA preferred stock pursuant to a registration rights agreement. 6,051,989 of the shares of common stock offered by this prospectus are held by persons that may be deemed to be our affiliates and who have registration rights pursuant to a separate stockholders agreement.

All of the shares of common stock offered by this prospectus are offered by our stockholders, and we will not receive any proceeds from the resale of our common stock by these selling stockholders.

After registration, the selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The shares of common stock may be sold at the market price at the time of such sale, at prices relating to the market price over a period of time or at prices negotiated with the buyers of the shares.

Our common stock is listed on the Nasdaq National Market under the symbol “KNOL.” On September 15, 2005, the last reported sales price on the Nasdaq National Market for our common stock was $2.18 per share.

Investing in shares of our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2005

You should rely only on the information provided or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

When used in this prospectus, except where the context otherwise requires, the terms “we,” “us,” “our” and “the Company” refer to Knology, Inc. and its consolidated subsidiaries.

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SUMMARY

This summary highlights selected information contained, or incorporated by reference, in this prospectus. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents incorporated by reference in this prospectus.

Knology, Inc.

We are a fully integrated provider of video, voice, data and advanced communications services to residential and business customers in nine markets in the southeastern United States. We were the 21st largest cable television provider in the United States as of December 2004 according to the National Cable and Telecommunications Association. As of and for the six months ended June 30, 2005, we had approximately 414,341 total connections, our revenues were $112.3 million and we had a net loss of $32.4 million. Video, voice and data revenues accounted for approximately 44.8%, 34.1% and 21.1%, respectively, of our consolidated revenues for the six months ended June 30, 2005.

We provide our services over our wholly owned, fully upgraded 750 MHz interactive broadband network. As of June 30, 2005, our network passed approximately 745,406 marketable homes. Our network is designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services, as well as the introduction of new communications services.

We have operating experience in marketing, selling, provisioning, servicing and operating video, voice and data systems and services. We have delivered a bundled service offering for seven years, and we are supported by a management team with decades of experience operating video, voice and data networks. We provide a full suite of video, voice and data services in: Huntsville and Montgomery, Alabama; Panama City and Pinellas County, Florida; Augusta, Columbus and West Point, Georgia; Charleston, South Carolina; and Knoxville, Tennessee. We previously provided video services in Cerritos, California, but, as discussed below, we completed the sale of those operations to WaveDivision Holdings, LLC on September 12, 2005. We have excluded Cerritos, California from our consolidated statistical information.

We have built our company through:

•	acquisitions of other cable companies, networks and franchises;

•	upgrades of acquired networks to introduce expanded broadband services, including bundled voice and data services;

•	construction and expansion of our broadband network to offer integrated video, voice and data services; and

•	organic growth of connections through increased penetration of services to new marketable homes and our existing customer base, along with new service offerings.

To date, we have experienced operating losses as a result of expenses related to the expansion of our service territories and the construction of our network. We expect to continue to focus on increasing our customer base and expanding our broadband operations. Our ability to generate profits will depend in large part on our ability to increase revenues to offset the costs of construction and operation of our business.

Our principal executive offices are located at 1241 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 645-8553. We maintain a website at www.knology.com where general information about our business is available. The information contained in our website is not a part of or incorporated into this prospectus.

Recent Developments

On September 12, 2005, we completed the sale of our cable assets located in Cerritos, California to WaveDivision Holdings, LLC for $10.0 million in cash, subject to customary closing adjustments.

On June 29, 2005, we entered into a first lien credit agreement and second lien credit agreement providing us with aggregate cash proceeds of $280 million. Credit Suisse, Cayman Islands Branch, acted as administrative agent and sole lead arranger. We used these proceeds, together with cash on hand, to repay all amounts outstanding under our credit facilities with Wachovia Bank, National Association and CoBank, ACB and to redeem our 12% senior notes due 2009, which were redeemed on July 29, 2005.

The first lien credit agreement provides for a five-year senior secured $185 million term loan facility, all of which is currently outstanding, and a $25 million revolving loan and letter of credit facility that has not yet been drawn. The first lien term facility bears interest at a base rate plus 4.5% or a Eurodollar rate plus 5.5%. The first lien revolving facility is subject to an annual fee of between .375% and .75% of the unused portion, depending on usage of the facility. Interest on the first lien facilities is payable quarterly. The first lien term facility amortizes at a rate of 1.0% per annum, payable quarterly, and matures on June 29, 2010. We may prepay amounts outstanding under the first lien term facility prior to maturity, but we must pay a premium if we prepay prior to June 29, 2008, except for prepayments made with the proceeds from the sale of our equity securities. The first lien revolving facility matures on June 29, 2010.

The second lien credit agreement provides for a six-year senior secured term loan facility with an aggregate principal amount at maturity of approximately $99 million. On June 29, 2005, we received proceeds of $95 million. Borrowings under the second lien term facility bear interest at a base rate plus 9.0% or a Eurodollar rate plus 10.0%. This facility does not amortize and the entire unpaid principal amount is due in full on the maturity date of June 29, 2011. We may not prepay any amount outstanding prior to June 29, 2008, except for prepayments made with proceeds from the sale of our equity securities. If we prepay any amounts after June 29, 2008 but prior to June 29, 2011, we are required to pay a premium.

Both credit facilities are guaranteed by all of our subsidiaries, except that the guarantees by certain of our subsidiaries are subject to pending regulatory approval. The credit facilities are also secured by first and second liens on all of our assets and the assets of our guarantor subsidiaries.

The credit agreements both contain customary representations and warranties and various affirmative and negative covenants, including:

•	limitations on the incurrence of additional debt;

•	limitations on the incurrence of liens;

•	restrictions on investments;

•	restrictions on the sale of assets;

•	restrictions on the payment of cash dividends on and the redemption or repurchase of capital stock;

•	mandatory prepayment of amounts outstanding under the first lien facilities or second lien facility, as applicable, with excess cash flow, proceeds from asset sales, proceeds from the issuance of debt obligations, proceeds from any equity offerings, and proceeds from casualty losses;

•	restrictions on mergers and acquisitions, sale/leaseback transactions and fundamental changes in the nature of our business;

•	limitations on capital expenditures; and

•	maintenance of minimum ratios of first lien debt to EBITDA (as defined in the credit agreements), total debt to EBITDA, and EBITDA to cash interest.

The credit agreements also include customary events of default, including but not limited to:

•	nonpayment of principal, interest or other fees or amounts;

•	incorrectness of representations and warranties in any material respect;

•	violations of covenants;

•	cross defaults and cross acceleration;

•	bankruptcy;

•	material judgments;

•	ERISA events;

•	actual or asserted invalidity of provisions of or liens created under guarantees or security documents;

•	change of control;

•	material violations of environmental laws;

•	defaults under material contractual obligations; and

•	the failure to maintain our licenses and franchises if such failure would have a material adverse effect.

As discussed above, the borrowings under our credit facilities bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate debt would also increase even though the amount borrowed remained the same. An increase of 1.0% in the interest rates payable on our credit facilities would increase our estimated debt service requirements for the third and fourth quarters of 2005 by approximately $140,000 in the aggregate. We have entered into hedging arrangements to mitigate our risk with respect to our variable rate debt.

On May 26, 2005, we issued 920,000 shares of a newly created series of preferred stock, the Series AA preferred stock, in a private offering to certain new and existing investors at a purchase price of $10.00 per share, for aggregate gross proceeds before expenses of $9.2 million. The certificate of designations for the Series AA preferred stock provides for a cumulative dividend of 8% per annum to be paid on the Series AA preferred stock, which dividend may be paid in cash or in additional shares of Series AA preferred stock. However, pursuant to the restrictions in our new credit facilities described below, we are prohibited from paying dividends in cash, other than cash in lieu of fractional shares. On June 30, 2005, we issued 7,051 additional shares of Series AA preferred stock as a dividend on the privately sold shares of Series AA preferred stock. 4,635,255 of the shares of common stock offered by this prospectus are issuable upon conversion of the outstanding shares of Series AA preferred stock sold in the private offering and issued as dividends. Up to 1,360,942 of the shares of common stock offered by this prospectus are issuable upon conversion of the shares of Series AA preferred stock that may be issued as dividends on the outstanding shares of Series AA preferred stock in the future.

The Offering

Common stock offered by the selling stockholders	12,048,186 shares, consisting of:

• 4,635,255 shares of common stock issuable upon conversion of 927,051 outstanding shares of Series AA preferred stock;

• up to 1,360,942 shares of common stock issuable upon conversion of up to 272,188 additional shares of Series AA preferred stock that may be issued as dividends-in-kind on the Series AA preferred stock; and

• 6,051,989 shares of common stock offered by certain shareholders that may be deemed to be our affiliates.

Common stock outstanding as of August 31, 2005	23,716,882 shares

Use of proceeds	All of the common stock covered by this prospectus is offered by the selling stockholders named herein. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

Trading symbol	“KNOL”

RISK FACTORS

Investing in shares of our common stock involves risks. You should carefully consider the risks incorporated by reference from our most recent Annual Report on Form 10-K and the other information contained in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in this prospectus before deciding to invest in shares of our common stock. These factors, and others that are not presently known to us, may cause our operating results to vary from anticipated results or may materially and adversely affect our business and financial condition. If any of the unfavorable events or circumstances described in the risk factors actually occurs, our business may suffer, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are “forward-looking statements.” Such forward-looking statements include those relating to:

•	plans to develop future networks and upgrade facilities;

•	the market opportunity presented by markets we have targeted;

•	the current and future markets for our services and products;

•	our anticipated capital expenditures;

•	our anticipated sources of capital and other funding;

•	the effects of regulatory changes on our business;

•	competitive and technological developments;

•	pending and future acquisitions, dispositions and alliances;

•	projected revenues, liquidity, interest costs and income; and

•	other future business developments.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions are intended to identify forward-looking statements. Wherever they occur in this prospectus or in other statements attributable to us, forward-looking statements are necessarily estimates reflecting our best judgment. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed in certain of our periodic and current reports filed with the Securities and Exchange Commission. See “Risk Factors.” We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by law, we assume no responsibility for updating any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock offered by any selling stockholder.

SELLING STOCKHOLDERS

Certain of the selling stockholders named in this prospectus are parties to a registration rights agreement, dated as of May 26, 2005, and are entitled to have the shares of common stock issuable upon conversion of their Series AA preferred stock registered for resale under the Securities Act of 1933 pursuant to that registration rights agreement. Other selling stockholders named in this prospectus are parties to a stockholders agreement, dated February 7, 2000, as amended as of January 12, 2001 and October 18, 2002 and are entitled to have their shares of common stock registered for resale under the Securities Act of 1933 pursuant to that stockholders agreement. Selling stockholders, including any non-sale transferees, pledges or donees or their successors, may, from time to time, offer and sell any or all of the shares of common stock pursuant to this prospectus or any prospectus supplement.

While the selling stockholders have provided us with notice that they wish to have their shares included in the registration covered by this prospectus, we do not know when or in what amounts a selling stockholder may actually offer the shares of common stock for sale. The selling stockholders might not sell any or all of the shares of common stock offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this prospectus, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of common stock, we cannot estimate the number of the shares of common stock that will be held by the selling stockholders after completion of this offering.

For purposes of the following table, which sets forth information as of August 31, 2005 with respect to the selling stockholders and the shares of common stock beneficially owned by each selling stockholder, we have assumed that:

•	we will pay no cash dividends on the shares of Series AA preferred stock and will instead pay all dividends in the form of additional shares of Series AA preferred stock (with cash paid in lieu of fractional shares);

•	each share of Series AA preferred stock, including shares of Series AA preferred stock issued as dividends, is converted into five shares of common stock; and

•	the selling stockholders offer and sell all of the shares covered by this prospectus, and that after completion of the offering pursuant to this prospectus, none of the shares of common stock covered by this prospectus will be held by the selling stockholders.

In addition, for purposes of the columns entitled “Shares Beneficially Owned After this Offering” and “Percentage of Shares Beneficially Owned After this Offering,” we have also assumed that:

•	the selling stockholders will not sell any shares of common stock other than those offered by this prospectus; and

•	we will not issue any additional shares of common stock, whether by dividend, stock split or otherwise, prior to the sale of shares of common stock by the selling stockholders.

Name of Selling Stockholder	Shares Beneficially Owned Prior to this Offering(1)	Percentage of Shares Beneficially Owned Prior to this Offering(2)	Shares Offered in this Offering(3)	Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering(4)
Campbell B. Lanier, III(5)	2,155,638	8.81%	2,349,784	18,502	*
J. Smith Lanier II(6)	1,094,039	4.48	1,306,687	—	—
AT&T Venture Fund II, LP(7)	558,357	2.33	293,286	331,637	1.12%
The Burton Partnership (QP), Limited Partnership(8)	1,084,314	4.44	1,292,339	—	—
The Burton Partnership, Limited Partnership(9)	361,436	1.51	430,777	—	—
O. Gene Gabbard(10)	190,984	*	198,432	29,533	*
SGL Investments Limited Partnership I(11)	251,915	1.05	325,879	—	—
Ballast Point Ventures, L.P.(12)	1,195,540	4.80	1,546,558	—	—
Ballast Point Ventures EF, L.P.(13)	64,045	*	82,849	—	—
PNC Venture Corp(14)	711,208	2.95	488,822	333,333	1.12
Felix L. Boccucci, Jr.(15)	64,500	*	659	63,841	*
South Atlantic Venture Fund III, Limited Partnership(16)	254,523	1.07	254,523	—	—
South Atlantic Venture Fund IV, Limited Partnership(17)	212,444	*	212,444	—	—
South Atlantic Private Equity Fund IV (QP), Limited Partnership(17)	301,256	1.27	301,256	—	—
Snake River Partners(17)	3,470	*	3,470	—	—
Blackstone CCC Capital Partners L.P.(18)	959,943	4.05	959,943	—	—
Blackstone CCC Offshore Capital Partners L.P.(18)	173,235	*	173,235	—	—
Blackstone Family Investment Partnership III L.P.(18)	72,330	*	72,330	—	—
Bret T. McCants(19)	90,868	*	1,901	88,967	*
Eugene I. Davis(20)	7,700	*	7,700	—	—
Andrew M. Sivell(21)	64,649	*	4,110	60,539	*
Rodger L. Johnson(22)	672,746	2.76	6,487	666,259	1.83
Robert K. Mills(23)	139,624	*	2,883	136,741	*
Chad S. Wachter(24)	83,477	*	3,560	79,917	*
Marcus R. Luke(25)	73,311	*	8,526	64,785	*
William H. Scott, III(26)	149,579	*	134,624	14,955	*
J.H. Whitney IV, L. P.(27)	1,585,122	6.68	1,585,122	—	*
Total	12,576,253	42.52%	12,048,186	1,889,009	5.11%

*	Less than 1.0%.
(1)	Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, a person is deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.
(2)	Based on 23,716,882 shares of outstanding common stock as of August 31, 2005. Assumes that the individual shareholder converts each currently outstanding share of Series AA preferred stock beneficially owned into five shares of common stock and exercises all options, but that no other shareholder converts Series AA shares or exercises options.
(3)	The share amounts listed in this column include the number of shares of common stock issuable upon conversion of the shares of Series AA preferred stock that may be issued as dividends on the outstanding shares of Series AA preferred stock through the period ending September 30, 2008, and assume that the selling stockholder will not convert its shares of Series AA preferred stock until such date.
(4)	Based on 23,716,882 shares of outstanding common stock, as of August 31, 2005, plus shares 5,996,197 of common stock issuable upon conversion of all shares of Series AA preferred stock outstanding as of such date, including shares of Series AA preferred stock that may be issued as dividends.

(5)	Includes 724,260 shares of common stock issuable upon conversion of 144,852 shares of Series AA preferred stock that are currently outstanding, 12,648 shares of common stock owned by the Jane Lowery Zachry Hyatt Lanier Trust, of which Mr. Lanier is the Trustee, 14,148 share of common stock owned by The Campbell B. Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is trustee, 60,278 shares of common stock owned by the Lanier Family Foundation, of which Mr. Lanier is co-trustee, 40 shares owned by Mr. Lanier’s wife and 18,402 shares of common stock issuable under options. The number of shares offered in this offering also includes 212,648 shares of common stock issuable upon conversion of 42,530 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. Mr. Lanier is the chairman of our board of directors.
(6)	Includes 724,260 shares of common stock issuable upon conversion of 144,852 shares of Series AA preferred stock that are currently outstanding. The number of shares offered in this offering also includes 218,162 shares of common stock issuable upon conversion of 43,632 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008.
(7)	Includes 226,720 shares of common stock issuable upon conversion of 45,344 shares of Series AA preferred stock that are currently outstanding. The number of shares offered in this offering also includes 68,816 shares of common stock issuable upon conversion of 13,763 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. Richard S. Bodman and Neal Douglas are the managing members of Venture Management, LLC, which is the general partner of the selling stockholder, and, in such capacity, Mr. Bodman and Mr. Douglas exercise voting control and dispositive power over these shares of common stock. Mr. Bodman served on our board of directors until May 2005.
(8)	Includes 708,515 shares of common stock issuable upon conversion of 141,703 shares of Series AA preferred stock that are currently outstanding. The number of shares offered in this offering also includes 68,816 shares of common stock issuable upon conversion of 13,763 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. Donald W. Burton, as general partner of the selling stockholder, exercises voting control and dispositive power over these shares of common stock. Mr. Burton has served on our board of directors since 1999.
(9)	Includes 236,710 shares of common stock issuable upon conversion of 47,234 shares of Series AA preferred stock that are currently outstanding. The number of shares offered in this offering also includes 71,685 shares of common stock issuable upon conversion of 14,337 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. Donald W. Burton, as general partner of the selling stockholder, exercises voting control and dispositive power over these shares of common stock. Mr. Burton has served on our board of directors since 1999.
(10)	Includes 125,958 shares of common stock issuable upon conversion of 25,192 shares of Series AA preferred stock that are currently outstanding and 29,533 shares of common stock that are issuable under options. The number of shares offered in this offering also includes 38,233 shares of common stock issuable upon conversion of 7,647 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. Mr. Gabbard has served on our board of directors since September 2003.
(11)	Includes 251,915 shares of common stock issuable upon conversion of 50,383 shares of Series AA preferred stock that are currently outstanding. The number of shares offered in this offering also includes 76,464 shares of common stock issuable upon conversion of 15,293 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008.
(12)	Includes 1,195,535 shares of common stock issuable upon conversion of 239,107 shares of Series AA preferred stock that are currently outstanding. The number of shares offered in this offering also includes 362,881 shares of common stock issuable upon conversion of 72,576 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. Ballast Point Ventures, L.P. is an affiliate of Raymond James Financial, Inc., which maintains broker/dealer subsidiaries. Raymond James and Associates, Inc. publishes research relating to Knology and has collected fees in the amount of $870,000 in the past three years.
(13)	Includes 64,047 shares of common stock issuable upon conversion of 12,809 shares of Series AA preferred stock that are currently outstanding. The number of shares offered in this offering also includes 19,440 shares of common stock issuable upon conversion of 3,888 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. Ballast Point Ventures, EF, L.P. is an affiliate of Raymond James Financial, Inc., which maintains broker/dealer subsidiaries. Raymond James and Associates, Inc. publishes research relating to Knology and has collected fees in the amount of $870,000 in the past three years.
(14)	Includes 377,875 shares of common stock issuable upon conversion of 75,575 shares of Series AA preferred stock that are currently outstanding and 56,800 of which are owned by Wood Brothers Partners, an affiliate of PNC Venture Corp. The number of shares offered in this offering also includes 114,696 shares of common stock issuable upon conversion of 22,939 shares of Series AA preferred stock that may be issued to the selling stockholder as dividends on the outstanding shares of Series AA preferred stock through September 30, 2008. PNC Venture Corp is an affiliate of PNC Financial Services Group, a holding company that is also the parent of PNC Securities Corp, a registered broker/dealer.
(15)	Includes 63,841 shares of common stock issuable under options and 22 shares owned by Mr. Boccucci’s wife.

(16)	Donald W. Burton, as managing partner of South Atlantic Venture Partners, III, the sole general partner of the selling stockholder, exercises voting control and dispositive power over these shares of common stock. Mr. Burton has served on our board of directors since 1999.
(17)	Donald W. Burton, as general partner of the selling stockholder, exercises voting control and dispositive power over these shares of common stock. Mr. Burton has served on our board of directors since 1999.
(18)	Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of the selling stockholder. Messrs. Peter G. Peterson and Stephen A. Schwarzman, as founding members of BMA, may be deemed to share, together with BMA, beneficial ownership of the shares held by the selling stockholder. Messrs. Peterson and Schwarzman disclaim beneficial ownership of such shares. BMA and Blackstone Management Partners III L.L.C., the investment advisor of the selling stockholder, are under common control with The Blackstone Group L.P., a registered broker/dealer.
(19)	Includes 88,967 shares of common stock issuable under options. Mr. McCants has served as our Vice President of Operations since November 2004.
(20)	Mr. Davis has served on our board of directors since November 2002.
(21)	Includes 60,539 shares of common stock issuable under options. Mr. Sivell has served as our Vice President of Network Operations since June 2003.
(22)	Includes 666,259 shares of common stock issuable under options. Mr. Johnson has served as our President and a director since April 1999 and as our Chief Executive Officer since June 1999.
(23)	Includes 136,741 shares of common stock issuable under options. Mr. Mills served as our Chief Financial Officer, Vice President of Finance and Administration, and Treasurer from November 1999 to August 2005.
(24)	Includes 79,917 shares of common stock issuable under options. Mr. Wachter has served as our Vice President, General Counsel and Secretary since October 1999.
(25)	Includes 64,785 shares of common stock issuable under options. Mr. Luke has served as our Chief Technology Officer since October 1997.
(26)	Includes 4,652 shares held by The Martha J. Scott, Trustee FBO Mary Martha Scott U/A 6/26/91 Trust, of which Mr. Scott’s wife is trustee; 9,056 shares held by the Melissa H. Lanier 1997 GST Trust, of which Mr. Scott is trustee; 19,546 shares held by The Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is trustee; 307 shares held by Martha Jernigan Scott and 14,955 shares issuable under options. Mr. Scott has served on our board of directors since 1999.
(27)	J. H. Whitney Equity Partners IV, L.L.C., is the sole general partner of J. H. Whitney IV, L.P. The members of J. H. Whitney Equity Partners IV , L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, who may be deemed to share beneficial ownership of the shares held by the selling stockholder. Each such member disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. William Laverack, Jr. has served on our board of directors since 2000.

PLAN OF DISTRIBUTION

The shares of common stock may be sold, from time to time, to purchasers directly by the selling stockholders and through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares of common stock. In addition, the underwriters, brokers, dealers or agents or the selling stockholders may agree to pay fees or commissions to finders. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker, dealer or agent regarding the sale of the shares of common stock by the selling stockholders. We do not know when or whether any selling stockholders will sell any or all of the shares of common stock pursuant to this prospectus. In addition, any shares of common stock covered by this prospectus that qualify for sale under Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

The shares of common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sales may be effected:

•	in ordinary brokers’ transactions in which the broker-dealer may act as principal or agent and in transactions in which the broker solicits purchasers;

•	in transactions on any national securities exchange, or any quotation service, on which the shares of common stock may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•	in transactions otherwise than through market makers or an established trading market, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions;

•	in transactions through the writing and exercise of options, whether the options are listed on an options exchange or otherwise;

•	in transactions through the settlement of short sales; or

•	in any combination of the foregoing transactions.

In addition, the selling stockholders may enter into derivative transactions with third parties. If indicated in a prospectus supplement, then, in connection with those derivatives, third parties may sell the shares of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of common stock pledged by a selling stockholder or borrowed from a selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from a selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified as an underwriter in a prospectus supplement.

Some or all of the shares of common stock covered by this prospectus may be sold to or through an agent, broker-dealer or underwriter. Any shares sold in that manner may be acquired by the agent, broker-dealer or underwriter for its own account and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters’, brokers’, dealers’ or agents’ obligations may be to sell the shares on a “best efforts” basis, on a “minimum-maximum” basis, or on such other terms as the stockholder and the underwriter, broker, dealer or agent may negotiate. The shares of common stock may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times. Some of the agents, broker-dealers or underwriters and their associates may be customers of, engage in transactions with and perform services for us or the selling stockholders in the ordinary course of business.

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them will be the purchase price of the shares of common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents, from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the shares of common stock offered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” under the securities laws. As a result, any profits on the sale of the shares of common stock by selling stockholders and any discounts, commissions or concessions received by any such broker, dealer or agent might be deemed to be underwriting discounts or commissions under the securities laws. If the selling stockholders were to be deemed underwriters, the selling stockholders may be subject to liabilities including, but not limited to, those under the securities laws. If the shares of common stock are sold through underwriters, brokers or dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent commissions.

We have informed the selling stockholders that they and other persons participating in any distribution will be subject to the securities laws and rules, including Regulation M of the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other persons. In addition, Regulation M of the Securities Exchange Act of 1934 may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making or stabilization activities with respect to the particular shares of common stock being distributed during a period beginning up to five business days prior to the commencement of the distribution and ending upon completion of such person’s participation in such distribution. This restriction may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making or stabilizing activities with respect to the shares of common stock.

At the time a particular offering of the shares of common stock is made, and to the extent required, the specific shares of common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need for delivery of copies of this prospectus to purchasers at or before the time of any sale of shares of common stock.

Under the registration rights agreement and the stockholders agreement pursuant to which the shares of common stock offered by this prospectus have been registered, we and the selling stockholders will indemnify one another against liabilities, including some liabilities under the Securities Act of 1933, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration of the shares of common stock other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

Alston & Bird LLP has issued an opinion as to the legality of the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Knology, Inc. and subsidiaries as of December 31, 2004 and 2003 and for three years in the period ended December 31, 2004, incorporated in this prospectus by reference from Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, NE, Suite 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov. You can also obtain copies of materials we file with the SEC from our Internet website found at www.knology.com. The information contained in our website is not a part of this prospectus.

This prospectus is part of a registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement or the prospectus supplement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information we file with the SEC from the date of this prospectus will automatically update and supersede the information contained in this prospectus and documents listed below. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including exhibits, until the termination of any offering pursuant to this prospectus (other than information that is not deemed to have been filed in accordance with SEC rules):

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2004;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

(c)	Our Current Reports on Form 8-K, filed on January 28, 2005, March 30, 2005, May 5, 2005, May 9, 2005, May 10, 2005, May 27, 2005, July 6, 2005, July 29, 2005, August 2, 2005 and September 13, 2005 and our Current Report on Form 8-K/A filed on January 10, 2005; and

(d)	The description of the common stock contained in our registration statement on Form 8-A filed on December 12, 2003, as it may be amended from time to time, and the description of the rights agreement contained in our registration statement on Form 8-A filed on July 29, 2005, as it may be amended from time to time.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. Requests for these documents should be directed to Chad S. Wachter, Knology, Inc., 1241 O.G. Skinner Drive, West Point, Georgia 31833, telephone (706) 634-2663. Please request any such information at least five business days in advance of the date on which you expect to make your decision with respect to this offer.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.